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                                                                    EXHIBIT 99.1

         Summary of 2002 Third Quarter Operating Profit Results (POSCO)

POSCO (the "Company") announced its 2002 third quarter operating results at an Investor Relations Conference held in New York, New York on November 1, 2002. Sales increased 12% in the third quarter of 2002 compared to the corresponding period in 2001. Additionally, the Company's operating profits increased 46% and its net profits nearly doubled in the third quarter of 2002 compared to the corresponding period in 2001.

                           (Unit: 1,000 tons, KRW BN)

                             3Q'01              3Q'02
                             -----              -----
Crude Steel                  6,977              7,206
Sales                        2,749              3,080
Operating Income               400                584
Net Income                     198                378

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

All financials in this presentation are based on non-consolidated financial statements.